CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,445,000	$443.72

Pricing supplement no. 2128

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 29-I dated August 31, 2012 and

underlying supplement no. 1-I dated November 14, 2011

Registration Statement No. 333-177923 Dated January 28, 2014 Rule 424(b)(2)

$3,445,000 Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF due February 2, 2016

General

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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the Index closing level or closing price, as applicable, of each of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF is greater than or equal to 70% of its Initial Underlying Value, which we refer to as an Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

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Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

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The notes may be redeemed early, in whole but not in part, at our option on any of the Interest Payment Dates (other than the final Interest Payment Date). The first Interest Payment Date, and therefore the earliest date on which the notes may be redeemed early, is May 5, 2014.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 2, 2016†
—	The payment at maturity is not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
—	Minimum denominations of $1,000 and integral multiples thereof
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The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 29-I, supersede the terms set forth in product supplement no. 29-I. In particular, the notes will be subject to early redemption at our option as described under “Key Terms — Early Redemption” below and will not be subject to an automatic call.

Key Terms

Underlyings:	The S&P 500® Index (Bloomberg ticker: SPX) and the EURO STOXX 50® Index (Bloomberg ticker: SX5E) (each, an “Index” and collectively, the “Indices”) and the iShares® MSCI Emerging Markets ETF (Bloomberg ticker: EEM) (the “Fund”) (each of the Indices and the Fund, an “Underlying” and collectively, the “Underlyings”)
Contingent Interest Payments:

If the notes have not been previously redeemed early and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $22.50 (equivalent to an interest rate of 9.00% per annum, payable at a rate of 2.25% per quarter).

If the Index closing level or closing price, as applicable, of any Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Value, which was 1,254.75 for the S&P 500® Index, 2,127.02 for the EURO STOXX 50® Index and $26.831 initially for the Fund, subject to adjustments
Contingent Interest Rate:	9.00% per annum, payable at a rate of 2.25% per quarter, if applicable
Early Redemption:	We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the final Interest Payment Date) at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid Contingent Interest Payment. If we intend to redeem your notes early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable Interest Payment Dates on which the notes are redeemed early.
Payment at Maturity:

If the notes have not been redeemed early and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment, if any, applicable to the final Review Date.

If the notes have not been redeemed early and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Least Performing Underlying is less than its Initial Underlying Value. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Least Performing Underlying Return)

If the notes have not been redeemed early and a Trigger Event has occurred, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

Trigger Event:	A Trigger Event occurs if the Ending Underlying Value (i.e., the Index closing level or closing price, as applicable, on the final Review Date) of any Underlying is less than its Trigger Level.
Trigger Level:

With respect to each Underlying, an amount that represents 60% of its Initial Underlying Value, which is 1,075.50 for the S&P 500® Index, 1,823.16 for the EURO STOXX 50® Index and $22.998 initially for the Fund, subject to adjustments

Pricing Date:	January 28, 2014
Original Issue Date (Settlement Date):	On or about January 31, 2014
Review Dates†:	April 28, 2014, July 28, 2014, October 28, 2014, January 28, 2015, April 28, 2015, July 28, 2015, October 28, 2015 and January 28, 2016 (the “final Review Date”)
Interest Payment Dates†:	Notwithstanding anything to the contrary in the accompanying product supplement no. 29-I, the Interest Payment Dates will be May 5, 2014, August 4, 2014, November 4, 2014, February 4, 2015, May 5, 2015, August 4, 2015, November 4, 2015 and the Maturity Date
Maturity Date†:	February 2, 2016
CUSIP:	48126N2D8
Other Key Terms:	See “Additional Key Terms” in this pricing supplement

†

Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 29-I

Investing in the Callable Contingent Interest Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 29-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$1	$999
Total	$3,445,000	$3,445	$3,441,555
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $1.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-66 of the accompanying product supplement no. 29-I.

The estimated value of the notes as determined by JPMS, when the terms of the notes were set, was $980.30 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 28, 2014

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 29-I dated August 31, 2012 and underlying supplement no. 1-I dated November 14, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 29-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 29-I dated August 31, 2012:

http://www.sec.gov/Archives/edgar/data/19617/000095010312004448/crt_dp32532-424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Underlying Return:	With respect to each Underlying: (Ending Underlying Value – Initial Underlying Value) Initial Underlying Value

Initial Underlying Value:	With respect to each Index, the Index closing level of that Index on the Pricing Date, which was 1,792.50 for the S&P 500® Index and 3,038.60 for the EURO STOXX 50® Index. With respect to the Fund, the closing price of one share of the Fund on the Pricing Date, which was $38.33, divided by the Share Adjustment Factor

Ending Underlying Value:	With respect to each Underlying, the Index closing level or closing price, as applicable, of that Underlying on the final Review Date

Share Adjustment Factor:	With respect to the Fund, set equal to 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “General Terms of Notes — Additional Fund Provisions — Anti-Dilution Adjustments” in the accompanying product supplement no. 29-I.

Least Performing Underlying:	The Underlying with the Least Performing Underlying Return

Least Performing Underlying Return:	The lowest of the Underlying Returns of the Underlyings

Supplemental Terms of the Notes

Notwithstanding anything to the contrary in product supplement no. 29-I, the notes will be subject to early redemption at our option as described under “Key Terms — Early Redemption” in this pricing supplement and will not be subject to an automatic call.

Selected Purchase Considerations

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QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $22.50 per $1,000 principal amount note (equivalent to an interest rate of 9.00% per annum, payable at a rate of 2.25% per quarter). If the notes have not been redeemed early and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date. If the Index closing level or closing price, as applicable, of any Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL EARLY REDEMPTION FEATURE — We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the final Interest Payment Date). If the notes are redeemed early, you will receive $1,000 plus any accrued and unpaid Contingent Interest Payment for each $1,000 principal amount note on the applicable Interest Payment Date on which the notes are redeemed early.

—	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN REDEEMED EARLY — If the notes have not been redeemed early, we will pay you your principal back at maturity

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-1

only if a Trigger Event has not occurred. However, if the notes have not been redeemed early and a Trigger Event has occurred, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

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EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Least Performing Underlying, which will be any of the S&P 500® Index, the EURO STOXX 50® Index or the iShares® MSCI Emerging Markets ETF.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based on the EURO STOXX 50® Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the EURO STOXX 50® Index, see the information set forth under “Equity Index Descriptions — The EURO STOXX 50® Index” in the accompanying underlying supplement no. 1-I.

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund of iShares®, Inc., a registered investment company, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index, which we refer to as the Underlying Index with respect to the iShares® MSCI Emerging Markets ETF. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets. On July 1, 2013, the name of the iShares® MSCI Emerging Markets ETF was changed from the iShares® MSCI Emerging Markets Index Fund to the current name. For additional information about the Fund, see the information set forth under “Fund Descriptions — The iShares® MSCI Emerging Markets Index Fund” in the accompanying underlying supplement no. 1-I.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 29-I, although for purposes of this offering, references therein to an automatic call should be read to refer to an early redemption. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 29-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

Non-U.S. Holders should also note that recently proposed Treasury regulations, if finalized in their current form, could impose a 30% withholding tax (subject to reduction under an applicable income tax treaty) on amounts treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the notes. As proposed, these rules are sweeping in scope and could apply even if the payments on the relevant equity-linked financial instrument are determined without reference to dividends on the underlying equities. If applicable, withholding would apply with respect to amounts treated as attributable to dividends on underlying U.S. equities paid after December 31, 2015 if you acquired the note in question on or after March 5, 2014. Although there are exceptions to the broad reach of these proposed withholding rules, they are uncertain in scope, and we or other withholding agents may determine that withholding is required after December 31, 2015.

In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in one or more of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 29-I dated August 31, 2012 and in the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been redeemed early and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Value of the Least Performing Underlying is less than its Initial Underlying Value. Accordingly, under these circumstances, you will lose more than 40% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of each Underlying. If the notes have not been redeemed early, we will make a Contingent Interest Payment with respect to a Review Date only if the Index closing level or closing price, as applicable, of each Underlying on that Review Date is greater than or equal to its Interest Barrier. If the Index closing level or closing price, as applicable, of any Underlying on that Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid. Accordingly, if the Index closing level or closing price, as applicable, of any Underlying on each Review Date is less than its Interest Barrier, you will not receive any interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

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THE OPTIONAL EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are redeemed early, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid Contingent Interest Payment on the applicable Interest Payment Date on which the notes are redeemed early.

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REINVESTMENT RISK — If your notes are redeemed early, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Interest Payment Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed early prior to the Maturity Date.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE VALUE OF ANY UNDERLYING — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the value of any Underlying, which may be significant. You will not participate in any appreciation in the value of any Underlying. Accordingly, the return on the notes may be significantly less than the return on a direct investment in any Underlying during the term of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 29-I for additional information about these risks.

We are also currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes have not been redeemed early, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to any of the Underlyings. The performance of the Underlyings may not be correlated. Poor performance by any of the Underlyings over the term of the notes may negatively affect whether you will receive a Contingent Interest Payment on any Interest Payment Date and your

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-3

payment at maturity and will not be offset or mitigated by positive performance by any other Underlying. Accordingly, your investment is subject to the risk of decline in the value of each Underlying.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Ending Underlying Value of any Underlying is less than its Trigger Level (i.e., a Trigger Event occurs) and the notes have not been redeemed early, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the Least Performing Underlying. The Ending Underlying Value of each Underlying will be determined based on the applicable Index closing level or closing price, as applicable, on a single day near the end of the term of the notes; the Index closing level or closing price, as applicable, of an Underlying at other times during the term of the notes could be greater than or equal to its Trigger Level. This difference could be particularly large if there is a significant decrease in the Index closing level or closing price, as applicable, of any or all of the Underlyings during the later portion of the term of the notes or if there is significant volatility in the Index closing level or closing price, as applicable, of any or all of the Underlyings during the term of the notes, especially on dates near the final Review Date.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LEAST PERFORMING UNDERLYING — Because the payment at maturity will be determined based on the performance of the Least Performing Underlying, you will not benefit from the performance of any other Underlying. Accordingly, if the notes have not been redeemed early and a Trigger Event has occurred, you will lose some or all of your principal amount at maturity, even if the Ending Underlying Value of any other Underlying is greater than or equal to its Initial Underlying Value.

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JPMS’S ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes exceeds JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this pricing supplement.

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THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

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SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-4

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “ — Lack of Liquidity” below.

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SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level or price, as applicable, of the Underlyings, including:

—	any actual or potential change in our creditworthiness or credit spreads;
—	customary bid-ask spreads for similarly sized trades;
—	secondary market credit spreads for structured debt issuances;
—	the actual and expected volatility in the levels or prices, as applicable, of the Underlyings;
—	the time to maturity of the notes;
—

whether the Index closing level or closing price, as applicable, of any Underlying has been, or is expected to be, less than its Interest Barrier on any Review Date and whether a Trigger Event is expected to occur;

—	the optional early redemption feature and whether we are expected to redeem the notes early, which is likely to limit the value of the notes;
—	the dividend rates on the Fund and the equity securities included in or held by the Underlyings;
—	the actual and expected positive or negative correlation between the Underlyings, or the actual or expected absence of any such correlation;
—	interest and yield rates in the market generally;
—

the exchange rates and the volatility of the exchange rates between the U.S. dollar and each of the currencies in which the equity securities included in or held by the EURO STOXX 50® Index and the Fund trade and the correlation among those rates and the levels or prices, as applicable, of the EURO STOXX 50® Index and the Fund;

—	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
—	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

—

NO DIVIDENDS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the securities included in or held by the Underlyings would have.

—

VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that the Index closing level or closing price, as applicable, of that Underlying could be less than its Interest Barrier on a Review Date and/or that a Trigger Event could occur. An Underlying’s volatility, however, can change significantly over the term of the notes. The Index closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.

—

THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

—

DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

—

NON-U.S. SECURITIES RISK — The equity securities included in or held by the EURO STOXX 50® Index and the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

—

EMERGING MARKETS RISK — The equity securities held by the Fund have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-5

changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

—

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK WITH RESPECT TO THE FUND — Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced. Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;
—	existing and expected interest rate levels;
—	the balance of payments in the countries issuing those currencies and the United States and between each country and its major trading partners;
—	political, civil or military unrest in the countries issuing those currencies and the United States; and
—	the extent of government surpluses or deficits in the countries issuing those currencies and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries issuing those currencies and the United States and other countries important to international trade and finance.

—

NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES WITH RESPECT TO THE EURO STOXX 50® INDEX — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities included in the EURO STOXX 50® Index are based, although any currency fluctuations could affect the performance of the EURO STOXX 50® Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in any payment on the notes.

—

LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

—

THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-6

What Are the Payments on the Notes, Assuming a Range of Performances for the Least Performing Underlying?

If the notes have not been previously redeemed early and the Index closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $22.50 (equivalent to an interest rate of 9.00% per annum, payable at a rate of 2.25% per quarter). If the Index closing level or closing price, as applicable, of any Underlying on any Review Date is less than its Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. We refer to the Interest Payment Date immediately following any Review Date on which the Index closing level or closing price, as applicable, of any Underlying is less than its Interest Barrier as a “No-Coupon Date.” The following table reflects the Contingent Interest Rate of 9.00% per annum and illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes depending on how many No-Coupon Dates occur.

Number of No-Coupon Dates	Total Contingent Coupon Payments
0 No-Coupon Dates	$180.00
1 No-Coupon Date	$157.50
2 No-Coupon Dates	$135.00
3 No-Coupon Dates	$112.50
4 No-Coupon Dates	$90.00
5 No-Coupon Dates	$67.50
6 No-Coupon Dates	$45.00
7 No-Coupon Dates	$22.50
8 No-Coupon Dates	$0.00

The following table illustrates the hypothetical payment at maturity on the notes in different hypothetical scenarios. Each hypothetical payment set forth below assumes that the Least Performing Underlying is the EURO STOXX 50® Index and that the notes have not been redeemed early. We make no representation or warranty as to which of the Underlyings will be the Least Performing Underlying for purposes of calculating your actual payment at maturity, if any, or as to what the Index closing level or closing price, as applicable, of any Underlying will be on any Review Date. In addition, the following table and examples assume an Initial Underlying Value for the Least Performing Underlying of 3,000, an Interest Barrier for the Lesser Performing Underlying of 2,100 (equal to 70% of the hypothetical Initial Underlying Value) and a Trigger Level for the Least Performing Underlying of 1,800 (equal to 60% of the hypothetical Initial Underlying Value) and reflect the Contingent Interest Rate of 9.00% per annum (payable at a rate of 2.25% per quarter). Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value of the Least Performing Underlying	Least Performing Underlying Return	Payment at Maturity If a Trigger Event Has Not Occurred (1)(2)	Payment at Maturity If a Trigger Event Has Occurred (2)
5,400.00	80.00%	$1,022.50	N/A
5,100.00	70.00%	$1,022.50	N/A
4,800.00	60.00%	$1,022.50	N/A
4,500.00	50.00%	$1,022.50	N/A
4,200.00	40.00%	$1,022.50	N/A
3,900.00	30.00%	$1,022.50	N/A
3,600.00	20.00%	$1,022.50	N/A
3,450.00	15.00%	$1,022.50	N/A
3,300.00	10.00%	$1,022.50	N/A
3,150.00	5.00%	$1,022.50	N/A
3,000.00	0.00%	$1,022.50	N/A
2,850.00	-5.00%	$1,022.50	N/A
2,700.00	-10.00%	$1,022.50	N/A
2,400.00	-20.00%	$1,022.50	N/A
2,100.00	-30.00%	$1,022.50	N/A
2,099.70	-30.01%	$1,000.00	N/A
1,800.00	-40.00%	$1,000.00	N/A
1,799.70	-40.01%	N/A	$599.90
1,500.00	-50.00%	N/A	$500.00
1,200.00	-60.00%	N/A	$400.00
900.00	-70.00%	N/A	$300.00
600.00	-80.00%	N/A	$200.00
300.00	-90.00%	N/A	$100.00
0.00	-100.00%	N/A	$0.00

(1)	You will receive a Contingent Interest Payment at maturity if the Index closing level or closing price, as applicable, of each Underlying on the final Review Date is greater than or equal to its Interest Barrier.
(2)	A Trigger Event occurs if the Ending Underlying Value (i.e., the Index closing level or closing price, as applicable, on the final Review Date) of any Underlying is less than its Trigger Level.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-7

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how payments on the notes in different hypothetical scenarios are calculated.

Example 1: The notes have not been redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Least Performing Underlying increases from the Initial Underlying Value of 3,000 to an Ending Underlying Value of 3,600 — A Trigger Event has not occurred. The investor receives a payment of $22.50 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been redeemed early, a Trigger Event has not occurred and the Ending Underlying Value of each Underlying is greater than its Interest Barrier, the investor receives at maturity a payment of $1,022.50 per $1,000 principal amount note. This payment consists of a Contingent Interest Payment of $22.50 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note. The total amount paid on the notes over the term of the notes is $1,180 per $1,000 principal amount note. This represents the maximum total payment an investor may receive over the term of the notes.

Example 2: The notes have not been redeemed early, Contingent Interest Payments are paid in connection with four of the Review Dates preceding the final Review Date and the Index closing level of the Least Performing Underlying decreases from the Initial Underlying Value of 3,000 to an Ending Underlying Value of 1,800 — A Trigger Event has not occurred. The investor receives a payment of $22.50 per $1,000 principal amount note in connection with four of the Review Dates preceding the final Review Date. Because the notes have not been redeemed early, a Trigger Event has not occurred and the Ending Underlying Value of the Lesser Performing Underlying is less than its Interest Barrier, even though the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, the investor receives at maturity a payment of $1,000 per $1,000 principal amount note. However, the investor receives no Contingent Interest Payment at maturity. The total amount paid on the notes over the term of the notes is $1,090 per $1,000 principal amount note.

Example 4: The notes have not been redeemed early, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the Index closing level of the Least Performing Underlying decreases from the Initial Underlying Value of 3,000 to an Ending Underlying Value of 1,200 — A Trigger Event has occurred. The investor receives a payment of $22.50 per $1,000 principal amount note in connection with each of the Review Dates preceding the final Review Date. Because the notes have not been redeemed early, a Trigger Event has occurred and the Ending Underlying Value of the Least Performing Underlying is less than its Interest Barrier, the investor receives at maturity a payment of $400 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -60%) = $400

The total amount paid on the notes over the term of the notes is $557.50 per $1,000 principal amount note.

Example 5: The notes have not been redeemed early, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Index closing level of the Least Performing Underlying decreases from the Initial Underlying Value of 3,000 to an Ending Underlying Value of 900 — A Trigger Event has occurred. Because the notes have not been redeemed early, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date, a Trigger Event has occurred and the Ending Underlying Value of the Least Performing Underlying is less than its Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-8

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF from January 2, 2009 through January 24, 2014. The Index closing level of the S&P 500® Index on January 28, 2014 was 1,792.50. The Index closing level of the EURO STOXX 50® Index on January 28, 2014 was 3,038.60. The closing price of one share of the iShares® MSCI Emerging Markets ETF on January 28, 2014 was $38.33.

We obtained the various Index closing levels or closing prices, as applicable, of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical levels or prices, as applicable, of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or closing price, as applicable, of any Underlying on any Review Date, including the final Review Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your principal or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-9

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-10

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Are the Payments on the Notes, Assuming a Range of Performances for the Least Performing Underlying?” and “Hypothetical Examples of Amounts Payable on the Notes” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Exposure to Each of the Underlyings” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this pricing supplement, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-39 of the accompanying product supplement no. 29-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Callable Contingent Interest Notes Linked to the Least Performing of the S&P 500® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF	PS-11